Exhibit (a)(20)

News Release                         TRW Inc.                 [TRW Logo]
                                     1900 Richmond Road
                                     Cleveland, OH 44124



    For Immediate Release               Contact
                                        Judy Wilkinson or Barrett Godsey
                                        Joele Frank, Wilkinson Brimmer Katcher
                                        212-355-4449

                                        Jay McCaffrey, TRW Media
                                        216-291-7179

                                        Ron Vargo, TRW Investors
                                        216-291-7506


TRW SENDS LETTER TO NORTHROP GRUMMAN

Terms Of Confidentiality Agreement Are Appropriate

Other Participant Has Signed Confidentiality Agreement

CLEVELAND, April 22, 2002 - TRW Inc. (NYSE: TRW) today sent the following letter to Northrop Grumman Corporation (NYSE: NOC):

         April 22, 2002

         W. Burks Terry
         Corporate Vice President and General Counsel
         Northrop Grumman Corporation
         1840 Century Park East
         Los Angeles, CA  90067-2199

                   Re:  Confidentiality Agreement

         Dear Mr. Terry:

                  We are deeply disappointed that Northrop Grumman has chosen to negotiate the terms of our confidentiality agreement in the press. Let me set the record straight.

                  TRW is prepared to provide Northrop with access to the same information as it provides to other parties. The confidentiality agreement sent to all interested parties is designed to enable TRW to conduct a process that delivers to TRW shareholders the full value that they deserve from their investment. A confidentiality agreement has already been signed by a participant who will begin receiving information shortly.

                  Northrop has asserted that it wants to proceed with a negotiated transaction, yet has simultaneously insisted on maintaining full flexibility to pursue its hostile offer. Contrary to Northrop's protest, a standstill provision is perfectly appropriate under these circumstances. The integrity of our process is underscored by the fact that our confidentiality agreement did not seek to require Northrop to withdraw its offer or to preclude Northrop from continuing to solicit proxies at TRW's Annual or Special Meetings of Shareholders. Northrop's rhetoric is merely its latest attempt to influence shareholder votes at our Annual Meeting on Wednesday and to exert pressure on TRW's Board for the purpose of forcing an inadequate offer on TRW's shareholders.

                  TRW's Board of Directors has been clear all along - this is all about shareholder value. Unlike Northrop, we have a responsibility to act in the best interests of TRW shareholders. We are working to ensure that TRW shareholders receive the value that is rightfully theirs and Northrop does not have the right to define the playing field. TRW's Board of Directors has clearly demonstrated that it is willing to do what it takes to enhance shareholder value and our Board will continue to do so, regardless of Northrop's pressure tactics.

                  If Northrop is sincerely interested in accessing information and participating in a process that will give Northrop a real opportunity to make its best offer for TRW, TRW is more than happy to accommodate Northrop.

         Sincerely,
         /s/
         William B. Lawrence
         Executive Vice President, General Counsel and Secretary

TRW provides advanced-technology products and services for the aerospace, systems, and automotive markets.



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